Exhibit 3.23

ARTICLES OF INCORPORATION

OF

ELITE CARE, INCORPORATED

KNOW ALL MEN BY THESE PRESENTS:

That we, the undersigned, having associated ourselves together for the purpose of forming a corporation under and by virtue of the laws of the State of Arizona, do hereby adopt the following Articles of Incorporation:

ARTICLE I

The name of the Corporation is:

ELITE CARE, INCORPORATED

ARTICLE II

The purpose for which this corporation is organized is the transaction of any or all lawful business for which corporations may be incorporated under the laws of the State of Arizona, as they may be amended from time to time.

ARTICLE III

The corporation initially intends to conduct the business of providing durable medical equipment and of making, performing and discharging contracts therefore, or relating thereto, or connected therewith, and all allied and interdependent lines of business and to do such incidental financing as may be connected therewith.

ARTICLE IV

The authorized capital stock of this corporation shall be 10,000 shares of common stock without par value. Shares without par value may be issued for such consideration expressed in dollars as may be fixed from time to time by the directors of the corporation.

ARTICLE V

The name and address of the initial statutory agent of the Corporation is:

M. KENT MECHAM

MECHAM & HOLT, CHARTERED

7830 North 23rd Avenue

Phoenix, AZ 85021

ARTICLE VI

The affairs of the corporation shall be conducted by a Board of Director, the number of which shall be determined at the annual meeting of the shareholders in the manner specified in the Bylaws of the corporation. Directors shall be elected at the annual meeting of the shareholders, to be held at such time as provided in the Bylaws of the corporation, and shall hold such office until their successors are elected and qualified. The following persons shall constitute the initial Board of Directors until their successors are elected and qualified:

Scott Anthony Rueschenberg	Jubie E. Rueschenberg
4614 N. 7th Street	4614 N. 7th Street
Phoenix, AZ 851014	Phoenix, AZ 85014

Kelly T. Riggs	Rhonda I. Riggs
104 North 67th Street	104 North 67th Street
Broken Arrow, OK 74014	Broken Arrow, OK 74014

ARTICLE VII

No Director who has submitted his or her resignation from the Board of Directors effective at a future time shall be permitted to vote upon the filing of any vacancy or vacancies in the Board of Directors including the vacancy to be created by his or her resignation.

ARTICLE VIII

The incorporators of this corporation are:

Scott Anthony Rueschenberg	Jubie E. Rueschenberg
4614 N. 7th Street	4614 N. 7th Street
Phoenix, AZ 85014	Phoenix, AZ 85014

All powers, duties and responsibilities of the incorporators shall cease at the time of the delivery of these Articles of Incorporation to the Arizona Corporation Commission for filing.

ARTICLE IX

The corporation shall indemnify any person who incurs expenses by reason of the fact that he or she is or was an officer, director, employee or agent of the corporation. This indemnification shall be mandatory in all circumstances in which indemnification is permitted by law.

ARTICLE X

To the fullest extent permitted by Title 10, Chapter 1 of the Arizona Revised Statutes as the same exists or may hereafter be amended, no director shall be liable to the corporation or its stockholders for monetary damages for breach of his or her fiduciary duty as a director.

IN WITNESS WHEREOF, we have hereunto set our hands this 23rd day of August, 1999.

/s/ Scott Anthony Rueschenberg
SCOTT ANTHONY RUESCHENBERG

/s/ Jubie E. Rueschenberg
JUBIE E. RUESCHENBERG